Filed Pursuant to Rule 433

Registration No. 333-227792

CITIZENS FINANCIAL GROUP, INC.

$500,000,000 2.850% SENIOR NOTES DUE 2026

PRICING TERM SHEET DATED JULY 22, 2019

The following information relates to Citizens Financial Group, Inc.’s offering of its 2.850% Senior Notes due 2026 and should be read together with the preliminary prospectus supplement dated July 22, 2019 and the accompanying prospectus dated October 11, 2018 (collectively, the “Preliminary Prospectus”), including the documents incorporated by reference therein. This information supersedes the information in the Preliminary Prospectus to the extent it is inconsistent with the information in the Preliminary Prospectus.

Issuer:	Citizens Financial Group, Inc.

Aggregate Principal Amount:	$500,000,000

Securities:	2.850% Senior Notes due 2026 (the “Notes”)

Expected Ratings / Outlook*:	NR / BBB+ (Stable) / BBB+ (Stable) (Moody’s / S&P / Fitch)

Ranking:	Senior Unsecured Notes

Format:	SEC Registered

Authorized Denominations:	$2,000 x $1,000

Trade Date:	July 22, 2019

Settlement Date**:	July 25, 2019 (T+3)

Maturity Date:	July 27, 2026

Benchmark:	1.875% Treasury due June 30, 2026

Benchmark Price & Yield:	99–24 1⁄4; 1.912%

Re-offer Spread:	+ 97 bps

Yield to Maturity:	2.882%

Coupon:	2.850%

Public Offering Price:	99.798%

Underwriter’s Commission:	0.400%

All-in Price to Issuer:	99.398%

Net Proceeds to Issuer (after commissions, before expenses):	$496,990,000

Interest Payment Dates:	Semi-annually on January 27 and July 27, beginning on January 27, 2020.

Optional Redemption:

Prior to January 27, 2020, the Notes may not be redeemed.

From January 27, 2020 to April 24, 2026 (the date that is 94 calendar days prior to the scheduled maturity date of the Notes), the Notes may be redeemed, in whole or in part, at any time or from time to time at a redemption price equal to 100% of the aggregate principal amount of the Notes to be redeemed, plus a “make-whole” premium (as described under “Description of the Notes – Optional Redemption” in the Preliminary Prospectus), plus accrued and unpaid interest thereon, if any, to, but excluding, the redemption date.

The Notes may be redeemed, in whole or in part, at any time or from time to time on or after April 24, 2026 (the date that is 94 calendar days prior to the scheduled maturity date of the Notes) at a redemption price equal to 100% of the aggregate principal amount of the Notes to be redeemed, plus accrued and unpaid interest thereon, if any, to, but excluding, the redemption date.

Make-Whole Premium:	T+15 basis points

Day Count Convention:	30/360

CUSIP:	174610AR6

ISIN:	US174610AR61

Book-Running Managers:	Barclays Capital Inc., Citizens Capital Markets, Inc., Credit Suisse Securities (USA) LLC, J.P. Morgan Securities LLC, Mizuho Securities USA LLC

* A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

** It is expected that delivery of the Notes will be made against payment therefor on or about July 25, 2019, which will be the third business day following the date hereof (this settlement cycle being referred to as “T+3”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on any day prior to two business days before delivery will be required to specify alternative settlement arrangements at the time of any such trade to prevent a failed settlement and should consult their own advisors

The Issuer has filed a registration statement (including the Preliminary Prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and the offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the Preliminary Prospectus if you request it by contacting Barclays Capital Inc. toll-free at 1-888-603- 5847, Citizens Capital Markets, Inc. at 1-203-900-6763, Credit Suisse Securities (USA) LLC toll-free at 1-800-221-1037, J.P. Morgan Securities LLC collect at 1-212-834-4533 and Mizuho Securities USA LLC toll free at 1-866-271-7403.

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